Douglas Brandon General Counsel & Secretary

January 13, 2010

VIA OVERNIGHT DELIVERY AND
EDGAR TRANSMISSION

Mr. Larry Spirgel Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E., Stop 4631 Washington, D.C. 20549-0303

Re:          TerreStar Corporation (the “Company”)
File No. 001-133546
Form 10-K for Fiscal Year ended
December 31, 2008 filed March 12, 2009,
as amended March 27, 2009

Dear Mr. Spirgel:

We are in receipt of your letter dated December 31, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s filings on Form 10-K.  We hereby set forth the following response to the comments contained in the Staff’s December 31, 2009 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 10 – Directors, Executive Officer and Corporation Governance, page 2

Board Committees and Meetings, page 4

1.
We note that Mr. Rayner is a member of the audit committee.  Please explain how Mr. Rayner is independent according to Exchange Act Rule 10A-3 and the Marketplace Rules of The Nasdaq Stock Market, Inc.  Specifically address the consideration you have given to the fact that Mr. Rayner is Chief Administrative Officer of EchoStar Corporation, a company that beneficially owns a significant amount of TerreStar’s common stock and has the right to nominate members of the board of directors.

Company Response:

Mr. Rayner resigned from the Company’s Board of Directors on December 31, 2009 and, therefore, no longer serves as a member of the audit committee.

Item 11 – Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Compensation Philosophy, page 7

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
January 13, 2010

2.
We note your disclosure on page seven, related to the Compensation Committee’s review of compensation survey data of comparable companies in determining competitive levels of overall executive compensation.  It appears that the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes.  If so, you must identify the companies used.  In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.  For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available at our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response:

In response to the Staff’s comment, in its future filings the Company will identify the comparable companies from which it uses compensation data for benchmarking purposes.

3.
We note your disclosure on page seven stating, “the Compensation Committee regularly seeks input from independent compensation consultants prior to making any final determinations.”  In future filings, please identify all compensation consultants the Compensation Committee retained to help review and assess the company’s compensation practices, and discuss the consultant’s role in the compensation-setting practices and decisions.  We note the Compensation Committee’s use of Strategic Compensation Research Associates and Mercer in the past.

Company Response:

In response to the Staff’s comment, in its future filings the Company will identify all compensation consultants the Compensation Committee retains to help review and assess the Company’s compensation practices and will discuss such consultants’ role in the compensation-setting practices and decisions.

Cash Incentives, page 8

4.
In future filings, please identify the performance metrics that apply to each executive officer, the relative weight assigned to each metric and whether the performance targets were met, not met or exceeded.  Disclose whether the Compensation Committee may use its discretion to award bonus amounts above or below the target bonus amounts and whether the committee in fact exercised its discretion.  In this regard, we note your disclosure in footnote three to the Grants of Plan-Based Awards table on page 12, discussing that the Compensation Committee may elect to award bonus amounts in excess of target bonus amounts.

Company Response:

In response to the Staff’s comment, in its future filings the Company will identify the performance metrics that apply to each executive officer, the relative weight assigned to each metric and whether the performance targets were met, not met or exceeded.  Historically, the Company’s Compensation Committee has had discretion to determine whether or not performance goals and targets were met and to allocate bonus amounts based on those subjective determinations.  In future filings, to the extent that the Company’s Compensation Committee continues to determine bonus amounts in this manner the Company’s disclosure will be more complete regarding this discretion, including whether or not the Compensation Committee may use its discretion to award bonus amounts above or below the target bonus amounts and whether the committee in fact exercised its discretion.

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
January 13, 2010

Equity Incentives, page 16

5.	In future filings, please discuss how and why you awarded the particular type and amounts of equity incentives to each named executive officer.

Company Response:

In response to the Staff’s comment, in its future filings the Company will discuss how and why it awarded the particular type and amounts of equity incentives to each named executive officer.

Outstanding Equity Awards at Fiscal Year-End 2008

6.	In future filings, please disclose the vesting dates of options, shares of stock and equity incentive plan awards through footnote disclosure. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Company Response:

In response to the Staff’s comment, in its future filings the Company will disclose the vesting dates of options, shares of stock and equity incentive plan awards through footnote disclosure.

Potential Payments Upon Termination or Change in Control, page 14

7.	Please briefly summarize the definitions of “Cause,” “Permanent Disability,” “Good Reason,” and “Change in Control Position Modification” in the employment agreements of Mr. Epstein and Mr. Matheson.

Company Response:

These terms have the following definitions in the employment agreements of Mr. Epstein and Mr. Matheson:

“Cause” means a termination for (i) the conviction of the employee any crime involving moral turpitude or any felony or fraud (which includes any acts of embezzlement or misappropriation of funds) or any material violation of the Sarbanes-Oxley Act of 2002; (ii) serious dereliction of a fiduciary obligation or duty of loyalty owed to the Company; (iii) a refusal to substantially perform his duties or to comply with the policies and practices of the Company, except in the event that the Executive becomes permanently disabled; or (iv) a material breach of this Agreement.

“Permanent Disability” means the inability, due to physical or mental ill health, to perform the essential functions of the executive's job, with a reasonable accommodation, if applicable, for 90 days during any one year of employment irrespective of whether such days are consecutive

“Good Reason” means the termination by executive of his employment due to the Company’s material breach of the employment agreement, a material adverse change in executive’s compensation, position, authority, duties or responsibilities or the relocation of the executive’s place of work by more than 50 miles.

“Change in Control Position Modification” means shall mean that, coincident with or within three months after a change of control, executive’s employment with the Company is terminated by the Company or its successor without cause or Executive terminates his employment with the Company or its successor with good reason.

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
January 13, 2010

The employment agreements were filed as exhibits to the Company’s 10-K and the Company will include brief definitions of these terms in its future filings.

8.
Please refer to the table of Mr. Epstein’s potential payments upon termination or change in control and the amount of cash severance for termination for good reason by Mr. Epstein or without cause by TerreStar.  Footnote (2) indicates that cash severance in these circumstances is equal to the sum of 75% of Mr. Epstein’s base salary and 100% of Mr. Epstein’s cash bonus; however, the disclosure 14 indicates that Mr. Epstein will receive one-half of his base salary and target bonus.  Please explain this discrepancy.

Company Response:

Footnote (2) to the table of Mr. Epstein’s potential payments upon termination or change in control relates to the severance payments owed to Mr. Epstein in the event his employment is terminated due to death or disability.  This amount should have been disclosed in the table to be equal to the sum of 50% of Mr. Epstein’s base salary and 100% of his cash bonus.  The disclosure on page 14 of the Form 10-K/A regarding such compensation was correct but the amount in the column titled “Cash Severance” in the row titled “Death or Disability” should have been $531,250 rather than $637,500 and the disclosure in footnote (2) should have said “Cash severance is equal to the sum of 50% of Mr. Epstein’s base salary ($212,500) and 100% of Mr. Epstein’s target bonus ($318,750).”  This incorrect information in the table will be corrected in the Company’s future filings.

9.
In footnote (1) to each of the tables on page 15 regarding Mr. Epstein and Mr. Matheson, you disclose that, “As of December 31, 2008 the exercise price of his unvested stock options and restricted stock awards exceeded the fair market value of our common stock on that date and therefore the unvested stock options and restricted stock awards were determined to not have any value for purposes of this calculation.”  Please explain this disclosure as it applies to the vesting of restricted stock awards.

Company Response:

In future filings similar tables will be revised to reflect the value of the restricted stock awards to be equal to the closing share price of the Company’s Common Stock on the last day of the year in question.

Director Compensation, page 16

10.
In future filings, provide footnote disclosure of the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or a discussion in the management’s discussion and analysis.  See the Instruction to Regulation S-K Item 402(k), which refers to the Instruction to Item 402(c)(2)(v) and (vi).

Company Response:

In response to the Staff’s comment, in its future filings the Company will provide footnote disclosure regarding the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or a discussion in the management’s discussion and analysis.

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
January 13, 2010

11.
In future filings, provide the disclosure required by the Instruction to Item 402(k)(2)(iii) and (iv), including the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Company Response:

In response to the Staff’s comment, in its future filings the Company will provide the disclosure required by the Instruction to Item 402(k)(2)(iii) and (iv), including the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

12.
In future filings, please provide the address of each beneficial owner of more than five percent of the company’s voting securities.  Refer to Item 403 of Regulation S-K.  We note you did not provide the addresses of certain 5% stockholders.

Company Response:

In response to the Staff’s comment, in its future filings the Company will provide the address of each beneficial owner of more than five percent of the Company’s voting securities.

Item 13– Certain Relationships and Related Transactions, and Director Independence, page 18

13.
In future filings, please include all required disclosure of Item 404 of Regulation S-K regarding related party transactions.  For example, we note that Harbinger Capital Partners and EchoStar Corporation have purchased your debt.  Please provide the disclosure required by Item 404(a)(5) regarding the indebtedness.  As another example, we note your disclosure in the notes to the financial statements on pages F-39 and F-40 of the Form 10-K filed on March 12, 2009, discussing that the company recorded costs of $600,000 to related parties for fiscal year ended December 31, 2008.  We also note that Harbinger Capital Partners is a significant beneficial holder of securities in SkyTerra Communications, Inc. as well as in the company.

Company Response:

In response to the Staff’s comment, in its future filings the Company will include all required disclosure of Item 404 of Regulation S-K regarding related party transactions.

14.
In future filings, please elaborate on your policies and procedures with respect to related party transactions.  For example, discuss whether independent or non-interested directors approve or ratify related party transactions.  Disclose the categories of transactions that are deemed to be pre-approved by the board.  Furthermore, in light of the material transactions you have engaged in with Harbinger Capital Partners and EchoStar Corporation and their significant beneficial ownership in you, please describe how you applied your policies and procedures to those material transactions.

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
January 13, 2010

Company Response:

In response to the Staff’s comment, in its future filings the Company will elaborate on its policies and procedures with respect to related party transactions, disclose the categories of transactions that are deemed to be pre-approved by the board, and, in light of the material transactions with Harbinger Capital Partners and EchoStar Corporation and their significant beneficial ownership in the Company, describe how the Company applied its policies and procedures to those material transactions.

*                      *                      *                      *                      *

The Company respectfully submits that the foregoing responses are appropriately responsive to the comments of the Staff.

On behalf of the Company, we hereby confirm that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 483-7820 should you have any questions regarding this response.

Very truly yours,

/s/ Douglas Brandon

Douglas Brandon

cc:	Jeff Epstein [Company]
Ted Gilman, Andrews Kurth LLP

12010 Sunset Hills Road Reston, VA  20190    doug.brandon@terrestar.com    703-483-7820